Exhibit 99.1

Inspira Announces 97.3% Accuracy Results for HYLA™ Blood Sensor, Advancing Toward FDA Submission for Clearance

RA’ANANA, Israel, September 11, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced pivotal results for its HYLA blood sensor, achieving 97.35% accuracy in its latest performance testing phase that will support its upcoming U.S. Food and Drug Administration (“FDA”) submission. These results represent a significant advancement from the initial data obtained in a clinical study, as announced on March 4, 2025.

The clinical study from March, conducted at a medical center ranked among the world’s leading hospitals, provided validation for HYLA’s performance, while these latest test results confirm the device’s readiness for the regulatory pathway in the U.S. and Europe.

Key features of the HYLA Blood Sensor include:

●	High Accuracy: Achieves 97.35% accuracy relative to standard blood gas analyzers.

●	Continuous Monitoring: Provides second-by-second data, eliminating the need for intermittent blood draws.

●	Non-invasive Technology: Utilizes optical measurement, operating without drawing blood from the patient.

●	Versatility: Compatible with various medical procedures, including cardiopulmonary bypass, extracorporeal membrane oxygenation, continuous renal replacement therapy, and dialysis.

●	Modular Design: Engineered to complement existing medical devices, targeting the two-million annual open-heart surgery patients globally.

While primarily designed for integration with Inspira’s ART device line, the HYLA sensor is also being developed as a standalone device. This positions the HYLA platform to penetrate the broader disposables market, leveraging a planned razor-and-blade recurring revenue model.

Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies, stated: “HYLA was designed to solve one of the most urgent problems in operating rooms and critical care. A patient’s condition can change in seconds, yet current blood tests provide delayed results. HYLA changes this reality by delivering continuous, second-by-second monitoring of key blood parameters, alerting medical teams instantly and enabling life-saving decisions in real time. Years of focused development across optics, software, hardware, and mechanics, supported by strong clinical results, have brought us to this point. The sensor’s unique combination of simplicity and precision is already attracting significant interest from leading global medtech companies.”

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s FDA -cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses: its belief that the test results confirm the device’s readiness for the regulatory pathway in the U.S. and Europe; the prospective size of the target demographic for the HYLA; the other prospective development uses for the HYLA sensor; the belief that the test results position the HYLA platform to penetrate the broader disposables market, leveraging a planned razor-and-blade recurring revenue model; the belief that the HYLA changes delivers continuous, second-by-second monitoring of key blood parameters, alerting medical teams instantly and enabling life-saving decisions in real time; and that the HYLA’s features are attracting significant interest from leading global medtech companies. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485